

10035011

OMB APPROVAL

OMB Number: 3235-0123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-066898

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III (A)

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2008 (MM/DD/YY) **AND ENDING** 09/30/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Versant Partners USA, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 Boul. Rene-Levesque West, Suite 1310
(No. and Street)

Montreal	Quebec	H 3B 4N4
(City)	(state)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Jams — 514-845-8111
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

parker simone LLP
(Name - if individual, state *last, first, middle name*)

129 Lakeshore Road East, Suite 201	Mississauga	Ontario	L5G 1E5
(Address)	(City)	(state)	Zip Code)

CHECK ONE:

[ ] **Certified Public Accountant**
[ ] **Public Accountant**
[X] **Accountant not resident in United States or any of its possessions.**

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/17

OATH OR AFFIRMATION

I Michael Jams swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Versant Patners USA, Inc. as of September 30 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report contains (check all applicable boxes):**

[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[X] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
[X] (l) An Oath or Affirmation.
[X] (m)A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Versant Partners USA, Inc.

<u>(SEC I.D. No. 8 - 066898)</u>

Financial Statements and Supplementary Information
and
Independent Auditors' Report
and
Supplemental Report on Internal Control

Year Ended September 30, 2009
(Expressed in U.S. Dollars)

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of The Securities and Exchange Act of 1934

parker simone LLP

Chartered Accountants
129 Lakeshore Road East
Suite 201 Mississauga Ontario
L5G 1E5
T 905 271.7977
F 905 271.7677

Independent Auditors' Report

To the Board of Directors of
Versant Partners USA, Inc.

We have audited the accompanying statement of financial condition of Versant Partners USA, Inc. (the "Company") as of September 30, 2009 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Versant Partners USA, Inc. at September 30, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules 1 and 2 is presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



Chartered Accountants
Licensed Public Accountants

Mississauga, Canada
January 15, 2010

Versant Partners USA, Inc.

Statement of Financial Condition

(Expressed in U.S. Dollars)

As at September 30, 2009

Assets		
Cash and cash equivalents *(Note 5)*	$	198,595
Income taxes receivable *(Note 7)*		3,000
Prepaid expenses		2,520
	$	204,115
Liabilities and Stockholder's Equity		
Liabilities		
Bank overdraft	$	354
Accounts payable and accrued expenses *(Note 8)*		24,156
		24,510
Stockholder's Equity		179,605
		179,605
	$	204,115

Guarantee *(Note 4)*

See accompanying notes to financial statements

On Behalf of the Board:



______________________, Director

Versant Partners USA, Inc.

Statement of Operations

(Expressed in U.S. Dollars)

Year Ended September 30, 2009

Revenue	
Commissions	**$ 17,968**
Interest	**1,149**
Analyst research fees	**5,206**
	24,323
Expenses	
Commissions	**22,656**
Salaries	**10,800**
Exchange fees	**9,384**
Rent	**7,564**
Office and general	**5,640**
Exchange quotation fees	**5,464**
Insurance	**2,763**
Telephone	**1,232**
Professional fees	**1,898**
Bank charges	**368**
Foreign exchange	**(135)**
	67,634
Loss Before Income Tax Recovery	**(43,311)**
Income tax recovery *(Note 7)*	**3,000**
Net Loss for the Year	**$ (40,311)**

See accompanying notes to financial statements

Versant Partners USA, Inc.

Statement of Changes in Stockholder's Equity

(Expressed in U.S. Dollars)

Year Ended September 30, 2009

Capital stock *(Note 9)*:		
Balance, beginning and end of year	$	185,000
Retained earnings:		
Retained earnings, beginning of year		34,916
Net loss		(40,311)
Retained earnings, end of year		(5,395)
Total stockholder's equity	**$**	**179,605**

See accompanying notes to financial statements

Versant Partners USA, Inc.

Statement of Cash Flows

(Expressed in U.S. Dollars)

Year Ended September 30, 2009

Cash flows from (used in) operating activities:		
Net loss	$	(40,311)
Decrease in accounts receivable		326
Prepaid expenses		348
Increase in income taxes receivable		(3,000)
Decrease in accounts payable and accrued liabilities		(7,362)
Cash flows used in operating activities		(49,999)
Decrease in cash and cash equivalents		(49,999)
Cash, beginning of year		248,240
Cash, end of year	$	198,241
Cash, end of year consists of cash and cash equivalents	$	198,595
Bank indebtedness		(354)
	$	198,241
Cash paid for:		
Interest	$	-
Income taxes		-

See accompanying notes to financial statements

Versant Partners USA, Inc.

Notes to Financial Statements

Year Ended September 30, 2009

1. Organization

Versant Partners USA, Inc. (the "Company") was incorporated under the Canada Business Corporations Act on November 18, 2004, with its head office in Montreal, Quebec, Canada.

The Company is a wholly-owned subsidiary of Versant Partners Inc. (the "Parent"), a Canadian-owned and regulated investment dealer. The Parent is a member of the Investment Industry Regulatory Organization of Canada. The Parent's head office is located in Montreal, Quebec, Canada.

In the United States of America, the Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation. The Company computes its regulatory net capital under the basic method of Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1. The Company's primary source of revenue is commissions and fees relating to securities trade executions for US resident institutional clients. The Company clears all transactions with and for its customers through its Parent, Versant Partners Inc. Through the Parent, the Company has a clearing agreement with Penson Financial Services Canada, Inc. ("Penson"). Accordingly, the Company does not hold customer securities or perform custodial functions related to customer accounts pursuant to SEC Rule 15c3-3(k)(2)(i). Continuing operations of the Company are dependent of those of its Parent company.

2. Summary of Significant Accounting Policies

Basis on Presentation
These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America. The significant accounting policies are as follows:

(a) Securities Transactions and Balances and Revenue Recognition

Customers' securities transactions are reported on a settlement date basis. Commission and trading revenues and related trading and clearing expenses are recorded on a trade-date basis. Interest is recorded on the accrual basis. Research fees are recorded as earned.

Cash and cash equivalents:

The Company considers deposits in banks and bank term deposits and guaranteed investment certificates with original maturities of three months or less as cash and cash equivalents.

2. Summary of Significant Accounting Policies *(Continued)*

(b) Fair values of financial assets and liabilities:

The fair values of financial assets and liabilities approximate the carrying amounts due to their short-term demand nature or imminent maturity.

SFAS No. 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

(i) Level 1:

Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgement.

(ii) Level 2:

Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

(iii) Level 3:

Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

(c) Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax base. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income I the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactment.

2. Summary of Significant Accounting Policies (Continued)

(d) Translation of Foreign Currency

Monetary assets and liabilities related to foreign currency transactions are translated into U.S. dollars at the exchange rates in effect at the balance sheet date.

Non-monetary assets and liabilities related to foreign currency transactions and revenue and expenses related to foreign currencies are translated into U.S. dollars at the exchange rates prevailing at the transaction dates.

Gains or losses resulting from foreign currency translation are included in net income.

(e) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United State of America required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

3. Concentrations of Credit Risk

The Company maintains cash balances and deposits with financial institutions and through its Parent, the clearing broker. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material losses from these instruments.

Through the Parent, substantially all of the clearing, custodial and depository operations of the Company are performed by Penson as clearing broker pursuant to an operating agreement. The clearing broker reviews, as considered necessary, the credit standing of the counter-parties with which the Company conducts business.

Credit risk on financial instruments is the risk of financial loss occurring as a result of default of a counter party on its obligation to the Company. Credit risk is managed by dealing only with counter parties the Company believes to be creditworthy, by obtaining sufficient and satisfactory collateral and by daily monitoring of credit exposure and collateral.

The Company's exposure to credit risk associated with the non-performance by counter-parties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes. Credit risk is the amount of accounting loss the Company would incur if a counter-party failed to perform its obligations under contractual terms.

As of September 30, 2009, the Company's most significant counter party concentrations are with financial institutions.

Versant Partners USA, Inc.

Notes to Financial Statements

Year Ended September 30, 2009

4. Clearing Agreement

Pursuant to an agreement with Penson, substantially all securities transactions of the Company and its customers are cleared through Penson. The Company is exempt from provisions of SEC Rule 15c3-3. Accordingly, the Company does not hold customer securities or perform custodial functions relating to customer accounts.

The Company's Parent has provided a guarantee to its clearing broker. Under the agreement, the Company and its Parent have agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not quantifiable. However, management considers the potential to be remote for the Company to be required to make payments under this agreement. Accordingly, no contingent liability is carried on the balance sheet related to these transactions.

5. Cash and Cash Equivalents

Cash and cash equivalents consist of Canadian Chartered Bank guaranteed investment certificates maturing in October 2009 and bearing interest at 0.5% to 1.0% per annum.

6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. Under SEC Rule 15c3-1, the Company is required to maintain minimum net capital and an allowance ratio of aggregate indebtedness to net capital, as defined under this Rule shall not exceed 15 to 1. Under the basic method, the Company is required to Maintain minimum net capital, as define, equal to the greater of $100,000 and 6.67% of aggregate indebtedness. At September 30, 2009, the Company had net capital of approximately $174,085, which is $74,085 in excess of the required minimum net capital. of $100,000. The Company's net capital ratio of aggregate indebtedness to net capital was 0.145 to 1.

FINRA, the Company's designated self-regulatory organization, has certain additional capital requirements which provide that equity capital may not be withdrawn nor may cash dividends be paid if the resulting net capital would be less than the greater of 5% of the calculated aggregate debits and 120% of required minimum net capital.

7. Income Taxes

The Company files its own federal and provincial income tax returns. For Canadian tax purposes, the Company files stand-alone tax return.

The income taxes receivable consist of current tax receivable of $3,000. The current income tax recovery of $3,000 as included in the statement of operations, is determined in accordance with Financial Accounting Standards Board ("FASB") Statement No. 109, *Accounting for Income Taxes.*

In June 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), Accounting for *Uncertainty in Income Taxes*, and interpretation of FASB Statement No. 109. FIN 48 applies to all tax positions accounted for in accordance with FASB Statement No. 109. FIN 48 is effective for the Company commencing the year ended March 31, 2009. The Company has assessed the impact of FIN 48 and determined there is no material impact on its financial condition or results of operations.

A reconciliation of the differences between the expected income tax benefit for income computed at the Canadian statutory income tax rate and the Company's income tax benefit is shown in the following table:

Expected income tax benefit at Canadian federal and provincial tax rates	$	3,000
Income tax benefit	$	3,000

8. Related Party Transactions

Under master trading and services operating agreements, the Company has entered into an arrangement with its Parent, whereby the parent will perform certain securities execution and clearing activities and record-keeping services as agent for the Company, as well as providing management and administrative services to the Company. Operating expenses are allocated to the Company based upon a full cost allocation formula agreed with the Parent on an annual basis. The Company also pays its own direct expenses.

Included in accounts payable and accrued expenses is an intercompany balance to the Parent of $17,447 which is payable on demand and is non-interest bearing.

9. Capital Stock

Authorized:		
Unlimited Class A common shares		
Issued and outstanding:		
185,000 Class A common shares	$	185,000

Versant Partners USA, Inc.

Schedule 1 - Computation of Net Capital Pursuant to Rule 15c3-1

of the Securities Exchange Act of 1934

(Expressed in U.S. Dollars)

Year Ended September 30, 2009

	2009
Total stockholder's equity from statement of financial condition	$ 179,605
Deductions:	
Non-allowable assets	(5,520)
Net Capital	174,085
Computation of minimum net capital requirement:	
(Greater of $100,000 or 6 2/3% of aggregate	
indebtedness of $24,511, as defined)	100,000
Excess Net Capital	$ 74,085
Aggregate indebtedness	
Ratio of aggregate indebtedness to net capital	0.145 to 1

The above calculation does not differ materially from the computation of net capital under SEC Rule 15c3-1 as of September 30, 2009, as filed by the Company on Form X-17A-5 on October 22, 2009.

Versant Partners USA, Inc.

Schedule 2 - Computation for Determination of Reserve Requirements

Pursuant to SEC Rule 15c3-3

Year Ended September 30, 2009

Exemption Under Section (k)(2)(i) is claimed:
The Company is exempt under subsection K(2)(i) of SEC Rule 15c-3-3, since all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

parker simone LLP

Chartered Accountants

129 Lakeshore Road East

Suite 201 Mississauga Ontario

L5G 1E5

T 905 271.7977

F 905 271.7677

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Versant Partners USA, Inc.

In planning and performing our audit of the financial statements of Versant Partners USA, Inc. (the "Company"), as of and for the year ended September 30, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ('internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC'), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SECs above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency or combination of deficiencies in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Chartered Accountants
Licensed Public Accountants

Mississauga, Canada
January 15, 2010